Exhibit 99.1

Jiayin Group Inc. Reports First Quarter 2023 Unaudited Financial Results

-- First Quarter Total Loan Origination Volume Grew 142.9% to RMB19.8 billion --

-- First Quarter Net Revenue Grew 119.5% to RMB1,122.2 million --

-- First Quarter Net Income Grew 93.4% to RMB279.7 million --

SHANGHAI, China, June 8, 2023 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operational and Financial Highlights:

•
Loan origination volume1 was RMB19.8 billion (US$2.9 billion), representing an increase of 142.9% from the same period of 2022.

•
Average borrowing amount per borrowing was RMB9,913 (US$1,443), representing an increase of 13.5% from the same period of 2022.

•
Repeat borrowing rate2 was 67.8%, compared with 70.1% in the same period of 2022.

•
Net revenue was RMB1,122.2 million (US$163.4 million), representing an increase of 119.5% from the same period of 2022.

•
Income from operations was RMB349.3 million (US$50.9 million), representing an increase of 91.4% from the same period of 2022.

•
Net income was RMB279.7 million (US$40.7 million), representing an increase of 93.4% from RMB144.6 million in the same period of 2022.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “We are thrilled to report a strong start in 2023 with robust financial and operating performance that exceeded both industry trends and our previous forecasts. Our partnership expansions with financial institutions and our tech-driven risk control strategies have been instrumental in achieving this success. We have also made significant strides in refining the structure of our partnership network as well as our borrower base, which contributed to a reduction in average funding costs for the loans we facilitate to better serve our borrowers. Going forward, we will continue investing in high-quality customer acquisition channels, diversifying our customer acquisition strategies in the international marketplace, and enforcing strict compliance with regulatory guidelines. We are confident in our ability to sustain this momentum, maintain our industry-leading position, and deliver even stronger results in the coming quarters.”

1 “Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

First Quarter 2023 Financial Results

Net revenue was RMB1,122.2 million (US$163.4 million), representing an increase of 119.5% from the same period of 2022.

Revenue from loan facilitation services was RMB866.5 million (US$126.2 million), representing an increase of 94.1% from the same period of 2022. The increase was primarily due to increased loan origination volume from the Company’s institutional funding partners.

Other revenue was RMB255.7 million (US$37.2 million), representing an increase of 295.2% from the same period of 2022. The increase was mainly driven by the growth in revenue from individual investor referral services and guarantee income from financial guarantee services.

Origination and servicing expense was RMB274.2 million (US$39.9 million), representing an increase of 193.6% from the same period of 2022, primarily due to increased loan origination volume and expenses related to financial guarantee services.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB6.7 million (US$1.0 million), compared with RMB4.0 million in the first quarter of 2022, primarily due to the increased loan volume from overseas markets.

Sales and marketing expense was RMB380.8 million (US$55.4 million), representing an increase of 155.9% from the same period of 2022, primarily due to an increase in borrower acquisition expenses and commission fees for partnership referrals.

General and administrative expense was RMB46.4 million (US$6.8 million), representing an increase of 14.0% from the same period of 2022, primarily due to higher employee compensation and benefit costs.

Research and development expense was RMB64.8 million (US$9.4 million), representing an increase of 55.0% from the same period of 2022, primarily due to higher employee compensation benefit expenses as well as increased professional service fees.

Income from operations was RMB349.3 million (US$50.9 million), representing an increase of 91.4% from the same period of 2022.

Net income was RMB279.7 million (US$40.7 million), representing an increase of 93.4% from RMB144.6 million in the same period of 2022.

Basic and diluted net income per share were both RMB1.31 (US$0.19), compared to RMB0.67 in the first quarter of 2022. Basic and diluted net income per ADS were both RMB5.23 (US$0.76), compared to RMB2.68 in the first quarter of 2022. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB340.6 million (US$49.6 million) as of March 31, 2023, compared with RMB291.0 million as of December 31, 2022.

Exhibit 99.1

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
March 31, 2023	0.91	0.79	0.63	1.40	1.72

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.87%	4.96%	4.99%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	4.93%	5.01%	5.03%
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	4.64%	4.89%	5.01%	5.10%	5.14%	5.15%
2021Q3	0.95%	1.86%	2.65%	3.31%	3.94%	4.33%	4.60%	4.79%	4.93%	5.02%	5.08%	5.10%
2021Q4	0.84%	1.78%	2.43%	2.97%	3.40%	3.77%	4.12%	4.39%	4.61%	4.76%	4.85%	4.88%
2022Q1	0.74%	1.54%	2.21%	2.77%	3.26%	3.69%	4.01%	4.28%	4.49%	—	—	—
2022Q2	0.59%	1.30%	1.94%	2.56%	3.06%	3.46%	—	—	—	—	—	—
2022Q3	0.74%	1.56%	2.25%	—	—	—	—	—	—	—	—	—

Exhibit 99.1

Business Outlook

The Company expects its loan facilitation volume for the full year of 2023 to reach approximately RMB70 billion and its loan facilitation volume for the second quarter of 2023 to be in the range of RMB23 billion to RMB24 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

Share Repurchase Plan Update

On June 13, 2022, the Company’s board of directors authorized a share repurchase plan under which the Company may repurchase its ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022. As of March 31, 2023, the Company had repurchased approximately 1.5 million of its American depositary shares for approximately US$3.5 million under this share repurchase plan.

On June 7, 2023, the Company’s board of directors approved to extend the share repurchase plan for a period of 12 months, commencing on June 13, 2023 and ending on June 12, 2024. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2024 with an aggregate value not exceeding the remaining balance under the share repurchase plan.

Conference Call

The Company will conduct a conference call to discuss its financial results on Thursday, June 8, 2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://register.vevent.com/register/BI52010b71ef024cbfa99791c0248fb894

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayin-fintech.com/.

Exhibit 99.1

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayin-fintech.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit 99.1

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	291,018	340,647	49,602
Restricted cash	2,023	2,023	295
Amounts due from related parties	17,750	507	74
Accounts receivable and contract assets, net	1,732,218	1,933,085	281,479
Financial assets receivables	292,342	703,688	102,465
Loan receivables, net	3,151	3,557	518
Prepaid expenses and other current assets[3]	472,830	989,308	144,054
Deferred tax assets, net	70,778	76,031	11,071
Property and equipment, net	18,900	20,726	3,018
Right-of-use assets	27,604	21,707	3,161
Long-term investment	90,497	89,870	13,086
Other non-current assets	1,759	1,434	209
TOTAL ASSETS	3,020,870	4,182,583	609,032
LIABILITIES AND EQUITY
Deferred guarantee income	276,518	656,207	95,551
Payroll and welfare payable	81,558	52,476	7,641
Amounts due to related parties	566	8,078	1,176
Tax payables	632,825	697,524	101,567
Accrued expenses and other current liabilities[4]	572,135	1,004,026	146,199
Deferred tax liabilities	—	26,565	3,868
Other payable related to the disposal of Shanghai Caiyin	188,300	188,300	27,419
Lease liabilities	27,465	22,644	3,297
TOTAL LIABILITIES	1,779,367	2,655,820	386,718
SHAREHOLDERS' EQUITY
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued as of December 31, 2022 and March 31, 2023; 105,727,404 shares outstanding as of December 31, 2022 and March 31, 2023)[5]	—	—	—
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2022 and March 31, 2023)[5]	—	—	—
Additional paid-in capital	870,562	876,699	127,657
Treasury stock (2,372,596 shares as of December 31, 2022 and March 31, 2023, respectively)	(9,262)	(9,262)	(1,349)
Retained earnings	384,896	664,609	96,775
Accumulated other comprehensive loss	(3,112)	(3,650)	(531)
Total Jiayin Group Inc. shareholder's equity	1,243,084	1,528,396	222,552
Non-controlling interests	(1,581)	(1,633)	(238)
TOTAL SHAREHOLDERS' EQUITY	1,241,503	1,526,763	222,314
TOTAL LIABILITIES AND EQUITY	3,020,870	4,182,583	609,032

3 Including security deposits of RMB414,400 and RMB883,500, held in accounts designated by institutional funding partners for provision of the primary guarantee to these funding partners, as of December 31, 2022 and March 31, 2023, respectively.

4 Including security deposits of RMB287,001 and RMB648,801, held by the Company from an asset management company related to the back-to-back guarantee arrangement, as of December 31, 2022 and March 31, 2023, respectively.

5 The total shares authorized for both Class A and Class B are 10,000,000,000,000.

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2022	2023
	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB3,740, and nil for 2022Q1 and 2023Q1, respectively)	511,174	1,122,162	163,399
Operating costs and expenses:
Origination and servicing	(93,402)	(274,239)	(39,932)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(4,020)	(6,705)	(976)
Sales and marketing	(148,789)	(380,817)	(55,451)
General and administrative	(40,708)	(46,379)	(6,753)
Research and development	(41,768)	(64,766)	(9,432)
Total operating costs and expenses	(328,687)	(772,906)	(112,544)
Income from operation	182,487	349,256	50,855
Interest income, net	275	360	52
Other income, net	4,505	7,995	1,165
Income before income taxes and income from investment in affiliates	187,267	357,611	52,072
Income tax expense	(45,400)	(77,676)	(11,310)
Income (loss) from investment in affiliates	2,781	(235)	(35)
Net income	144,648	279,700	40,727
Less: net loss attributable to noncontrolling interest shareholders	(46)	(13)	(2)
Net income attributable to Jiayin Group Inc.	144,694	279,713	40,729
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	213,727,404	213,727,404
Net income per share:
- Basic and diluted	0.67	1.31	0.19
Net income per ADS:
- Basic and diluted	2.68	5.23	0.76
Net income	144,648	279,700	40,727
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(859)	(576)	(84)
Comprehensive income	143,789	279,124	40,643
Comprehensive loss attributable to noncontrolling interest	(42)	(51)	(7)
Total comprehensive income attributable to Jiayin Group Inc.	143,831	279,175	40,650